[redacted]

13010961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 68085

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Quad Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Water Stree
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Rubacky (646) 432-0436
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of the Americas (Address) New York (City) NY (State) 10019 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2013 REGISTRATIONS BRANCH 16

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
REGISTRATIONS BRANCH
16

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Paul Rubacky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quad Capital, LLC, as of 31-Dec ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

in portions of this filing, see section 240.17a-5(e)(3).

QUAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

QUAD CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Quad Capital, LLC

We have audited the accompanying statement of financial condition of Quad Capital, LLC (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Quad Capital, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 22, 2013

QUAD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	566,172
Restricted cash		526,897
Due from broker		12,926,845
Due from affiliate		516,962
Securities owned, at fair value		31,457,688
Fixed assets		3,281,950
Other assets		433,932
	$	49,710,446
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,672,897
Due to broker		2,257,902
Due to related parties		3,115,809
Securities sold, not yet purchased, at fair value		8,952,740
Total liabilities		15,999,348
Liabilities subordinated to claims of general creditors		6,000,000
Members' equity		27,711,098
	$	49,710,446

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Quad Capital, LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on October 1, 2008. The Company's operations consist primarily of engaging in principal transactions with their own proprietary accounts for trading purposes.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX, and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2013. Subsequent events have been evaluated through this date.

Restricted Cash

Restricted cash consists of a certificate of deposit which collateralizes a standby letter of credit held by the Company's landlord in lieu of a security deposit.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

1. Nature of business and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Office and Computer Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is provided on a straight-line basis of the lesser of the economic useful lives of the improvements or the terms of the leases. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Leasehold improvements	10 years	Straight-line
Office equipment	5 years	Straight-line
Computer equipment	5 years	Straight-line

The Company did not record any depreciation and amortization expense for the year ended December 31, 2012 because the assets in use were fully depreciated and the purchased equipment and leasehold improvements during the year were not placed into service at December 31, 2012.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2012, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets (at fair value)				
Securities owned				
Equity securities				
Crude Petroleum and Natural Gas	$ 11,418,323	$ -	$ -	$ 11,418,323
Residential Care Facilities	5,282,018			5,282,018
Other	10,846,363	638,748		11,485,111
Options				
Crude Petroleum and Natural Gas		1,213,225		1,213,225
Other		2,059,011		2,059,011
Total securities owned	$ 27,546,704	$ 3,910,984	$ -	$ 31,457,688
Liabilities (at fair value)				
Securities sold, not yet purchased				
Equity securities				
Financial Vehicles	$ (4,236,698)	$ -	$ -	$ (4,236,698)
Other	(3,698,408)	(189,000)		(3,887,408)
Options				
Other		(828,634)		(828,634)
Total securities sold, not yet purchased	$ (7,935,106)	$ (1,017,634)	$ -	$ (8,952,740)

3. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Futures Contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Subsequent payments (variation margin) are made or received by the Company each day, depending on the daily fluctuations in the value of the contract. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by an FCM, the Company is exposed to counter-party risk related to the viability of the FCM.

Futures contracts are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices. Open net equity in the amount of $336 in futures transactions and cash in the amount of $1,525,175 due from clearing broker, resulting in total equity balance of $1,525,511, is included in due from broker at December 31, 2012. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

3. Derivative contracts (continued)

Volume of Derivative Activities

At December 31, 2012, the volume of the Company's derivative activities based on the number of contracts held, categorized by primary underlying risk, are as follows:

Primary underlying risk	Long exposure Number of contracts	Short exposure Number of contracts
Equity price		
Options	16,594	10,565
Commodity Price		
Futures contracts	12	12
	16,606	10,577

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2012. The following table also identifies the net gain and loss amounts included in the statement of operations under principal transactions, categorized by primary underlying risk, for the year ended December 31, 2012.

Primary underlying risk	Derivative assets	Derivative liabilities	Amount of gain (loss)
Equity price			
Options	$ 3,272,236	$ 828,634	$ 3,869,239
Commodity price			
Futures contracts	9,903	9,567	2,067,833
Total	$ 3,282,139	$ 838,201	$ 5,937,072

4. Net capital requirement

The Company, as a member of NASDAQ OMX PHLX, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $18,735,000, which was approximately $18,415,000 in excess of its minimum requirement of approximately $319,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. In accordance with the agreements, the clearing brokers are granted a lien on all long positions, securities, margin and other assets in the account as security for the Company's obligations. The Company is required to keep a minimum margin of $1,000,000 between security positions and cash balances at all times for its primary clearing broker. The clearing brokers are also permitted to commingle the Company's positions with those of other customers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the Company's accounts.

In addition, receivables from the clearing brokers are pursuant to these clearance agreements and include a clearing deposit of $10,000 for each broker.

6. Liabilities subordinated to claims of general creditors

At December 31, 2012, the Company had subordinated loan agreements with its clearing broker which was in accordance with agreements approved by Financial Industry Regulatory Authority and NASDAQ OMX PHLX. The subordinated loan agreements are for a total of $6,000,000 with $3,000,000 maturing on August 31, 2013 and bearing interest at 8.75% per annum and $3,000,000 maturing on August 31, 2014 and bearing interest at 3.15% until August 31, 2013 and then at 8.75% until maturity.

7. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balance in a financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space. The Company's active lease agreements for office space expire in August of 2017 and August of 2021. In connection with the lease agreements, the Company has a certificate of deposit which collateralizes a standby letter of credit held by the Company's landlord for approximately $527,000, which is classified as restricted cash on the accompanying statement of financial condition. Rent expense under the agreements for the year ended December 31, 2012 was approximately $1,030,000.

Aggregate future lease payments for the years subsequent to December 31, 2012 are approximately as follows:

2013	$ 683,000
2014	693,000
2015	745,000
2016	745,000
2017	736,000
Thereafter	2,802,000
	$ 6,404,000

10. Related party transactions

As of December 31, 2012, the Company has a receivable of approximately $491,000 from its managing member, Quad Capital Management LLC and approximately $26,000 due from an affiliate. These amounts are non-interest bearing and due on demand.

The Company has other amounts due to related parties in the normal course of business, amounting to approximately $3,116,000 at December 31, 2012. These amounts are commissions due to members for trading activity during the year ended December 31, 2012.